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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                               -----------------
                                   FORM 12B-25                  SEC FILE NUMBER
                                                                   000-22609
                           NOTIFICATION OF LATE FILING         -----------------
                                                               -----------------
(Check One): [ ] Form 10-K [ ] Form 20-F [X] Form10-Q             CUSIP NUMBER
             [ ] Form N-SAR                                        749121109
                                                               -----------------

               For Period Ended: September 30, 2002

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

QWEST COMMUNICATIONS INTERNATIONAL INC.
Full Name of Registrant

NOT APPLICABLE
Former Name if Applicable

1801 CALIFORNIA STREET
Address of Principal Executive Office (Street and Number)

DENVER, COLORADO 80202
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date*; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

* The timing of the filing of the Form 10-Q is addressed more fully in the press releases, which are incorporated by reference to this Form 12b-25.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

As announced in its press releases, each filed as an Exhibit to Forms 8-K filed on July 29, 2002, August 8, 2002, September 23, 2002 and October 29, 2002, earlier this year Qwest Communications International Inc. ("the Company") and its board of directors began an analysis of, among other things, revenue recognition and accounting treatment for optical capacity asset sales (particularly sales to customers from which the Company agreed to purchase optical capacity assets), the sale of equipment by the Company to certain customers and certain accounting policies and practices with respect to its Qwest Dex, Inc. ("Qwest Dex") directories business, including, among other things, the changes in the production schedules and lives of some of its Qwest Dex directories. The Company expects that it will restate prior periods as a result of its determination that certain accounting policies may have been inappropriately applied and certain transactions were recorded incorrectly.

These releases also gave updates on the status of investigations by regulatory agencies, the Company's internal review and the audits and reviews by the Company's external auditors, KPMG LLP ("KPMG"). As all restatement matters are subject to audit by KPMG, the Company can give no assurance that all adjustments necessary to present its financial statements in accordance with generally accepted accounting principles have been identified as of the time of this filing. Accordingly, the Company cannot state with certainty when a restatement will be completed, and consequently, the Company is not in a position to timely file its Quarterly Report on Form 10-Q.

The Company will file its Quarterly Report on Form 10-Q for the third quarter ended September 30, 2002 when (1) its restatement is complete, (2) KPMG has completed a re-audit of the relevant periods, and (3) the Company's chief executive officer and chief financial officer are able to make the certifications required by Section 302 of the Sarbanes-Oxley Act. The Company cannot state with certainty when these events will be completed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     G. Anthony Lopez                   303              896-9435
---------------------------------   -------------   ------------------
          (Name)                     (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

AS OF THE DATE OF THIS REPORT, THE COMPANY HAS NOT FILED ITS QUARTERLY REPORT ON FORM 10-Q FOR THE SECOND QUARTER ENDED JUNE 30, 2002.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to the Company's press releases, each incorporated by reference herein from the Forms 8-K filed with the Securities and Exchange Commission on July 29, 2002, August 8, 2002, September 23, 2002 and October 29, 2002.

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                     QWEST COMMUNICATIONS INTERNATIONAL INC.
                     ---------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 14, 2002            By /S/ G. ANTHONY LOPEZ
     -----------------------    ---------------------------------------------
                                Name:   G. Anthony Lopez
                                Title:  Vice President
                                        Assistant Controller


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